SECUR 06003864 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66095

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01-01-2005** (MM/DD/YY) AND ENDING **12-31-2005** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MMA Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1110 North Main Street
(No. and Street)

Goshen	**Indiana**	**46528**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Margaret A. Helmuth **(574) 533-9511**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

202 W. Berry Street, Suite 500	**Fort Wayne**	**Indiana**	**46802**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

BEST AVAILABLE COPY

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

"CONFIDENTIAL"

MMA Securities, Inc.

Independent Accountants' Report and Financial Statement

December 31, 2005

MMA Securities, Inc.

December 31, 2005

Contents

BKD LLP

Independent Accountants' Report

Board of Directors
MMA Securities, Inc.
Goshen, Indiana

We have audited the accompanying statement of financial condition of MMA Securities, Inc. as of December 31, 2005. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MMA Securities, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Fort Wayne, Indiana
February 1, 2006

MMA Securities, Inc.

Statement of Financial Condition
December 31, 2005

Assets		
Cash	$	198,123
Accounts receivable		49,232
Accounts receivable from affiliate		9,820
Taxes receivable from affiliate		4,997
Prepaid expenses		1,712
Total assets	$	263,884
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable	$	635
Accounts payable to affiliates		70,477
Total liabilities		71,112
Stockholder's Equity		
Common stock, no par value 100,000 shares authorized, 150 shares issued and outstanding		150,000
Retained earnings		42,772
Total stockholder's equity		192,772
Total liabilities and stockholder's equity	$	263,884

MMA Securities, Inc.

Notes to Financial Statement
December 31, 2005

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

MMA Securities, Inc. (Company), a wholly owned subsidiary of Mennonite Mutual Aid, Inc. (MMA), operates as a revenue-sharing broker dealer in order to receive gross dealer (wholesale) concessions directly from ProEquities, Inc. (an unrelated broker/dealer) and load retention fees from MMA Praxis Mutual Funds.

Use of Estimates

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable consist mainly of commissions earned. Accounts receivable are generally received within 30 days of the time earned. The Company believes all outstanding amounts are fully collectible and has, therefore, not established an allowance for doubtful accounts.

Income Taxes

The Company files consolidated federal and state income tax returns with MMA. The Company pays to MMA, or is reimbursed by MMA, based on the amount of taxes or benefits determined as if the Company filed separate returns, as computed on a regular tax basis. There are currently no differences between the financial statement and tax bases of assets and liabilities.

Note 2: Transactions With Affiliates

The Company is a member of an affiliated group of organizations served by MMA InSource, LLC and MMA, who provide administrative, management and equipment services based on an allocation of costs incurred.

The Company has an agreement with MMA ComSource, LLC (ComSource), an affiliate, and MIS whereby ComSource and MIS provide distribution and sales services for licensed registered representative for the purposes of selling securities offered through ProEquities, Inc.